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WRITER'S DIRECT LINE

202 682-7296

June 26, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

82-4708

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1129

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED ("BANK OF IRELAND") DATED 26TH JUNE, 2006, THAT BANK OF IRELAND AS AT 26TH JUNE, 2006 HAS A NOTIFIABLE INTEREST IN 19,688,713 (9.99%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 20,347 SHARES ARE REGISTERED IN THE NAME OF MELLON NOMINEES LIMITED, 1,403,731 ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES LIMITED, 139,267 SHARES ARE REGISTERED IN THE NAME OF BNY CUSTODIAL NOMINEES LIMITED AND 18,125,368 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED, AS REGISTERED OWNER ONLY, ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

26TH JUNE 2006

82-4508

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer Greencore Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). Both (i) and (ii) and pursuant to U.K. Disclosure Rule 3.1.4 R (1) (a)
3	Name of person discharging managerial responsibilities/director Geoff Doherty	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest N/A	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares N/A

7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them N/A	8	State the nature of the transaction N/A
9	Number of shares, debentures or financial instruments relating to shares acquired N/A	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction N/A	14	Date and place of transaction N/A
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant 22 June 2006	18	Period during which or date on which it can be exercised

			2009 - 2016
19	Total amount paid (if any) for grant of the option Euro 5	20	Description of shares or debentures involved (class and number) 50,000
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Euro 3.60	22	Total number of shares or debentures over which options are held following notification 354,484
23	Any additional information N/A	24	Name of contact and telephone number for queries Caroline Bergin – 00 353 1 605 1004

Name and signature of duly designated officer of issuer responsible for making notification

____Caroline Bergin, Group Company Secretary, Greencore Group plc___

Date of notification ___22 June 2006___

82-4508

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION YESTERDAY FROM LEHMAN BROTHERS INTERNATIONAL (EUROPE) ("LEHMAN BROTHERS") DATED 20TH JUNE, 2006, THAT AS AT 16TH JUNE, 2006 LEHMAN BROTHERS HAD A NOTIFIABLE INTEREST IN 10,591,000 (5.38%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

21ST JUNE 2006

82-4508

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION YESTERDAY FROM AXA INVESTMENT MANAGERS UK LIMITED DATED 15TH JUNE, 2006, ON BEHALF OF AXA, S.A. PARIS AND ITS GROUP COMPANIES ("AXA") THAT AS AT 13TH JUNE, 2006 AXA HAS A NOTIFIABLE INTEREST IN 11,830,676 (6.01%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. ALL OF THE 11,830,676 SHARES ARE REGISTERED IN THE NAME OF AXA FINANCIAL INC. AS REGISTERED OWNER ONLY, AND HELD AS TO 11,817,766 ON BEHALF OF BERNSTEIN AND 12,910 ON BEHALF OF ALLIANCE CAPITAL MANAGEMENT LP.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

16TH JUNE 2006

INTERIM STATEMENT

Greencore reports operating profits of €42m for the six months ended 31 March 2006

HIGHLIGHTS

- Adjusted EPS up 2.2% to 13.7 cent
- Profit after tax up 14.3% to €30.5m (pre-exceptionals)
- Group operating profit (pre-exceptionals) of €42.1m in line with the first half of FY05
- Continued progress in Convenience Foods division:
  - 72% of Group operating profits
  - Turnover growth of 8.1% to €442m
  - Operating profit growth of 2.2% to €30.3m; achieved against a very strong comparative period
  - Positive outlook for second half of FY06
- Reconfigured Ingredients, Agribusiness and Related Property division:
  - Operating profit decrease of 5.4% to €11.8m
  - Decision taken to exit sugar processing in Ireland
  - Significant restructuring of malt business
  - Greater focus on management of Group property assets
- Comparable net debt of €423m, up only €4m on March 2005, despite Oldfields acquisition and Sugar restructuring costs
- Net exceptionals of €45.7m – principally due to sugar processing exit
- Interim dividend maintained at 5.05 cent

Commenting on the results, Greencore Group Chief Executive David Dilger said:

"These results represent a solid underlying performance against a background of a competitive convenience foods environment and EU sugar reform that has led us to exit sugar processing in Ireland. The future for Greencore now lies in Convenience Foods. I am pleased by the continued progress of and future prospects for that division. We have high performing businesses right across the range of our operations – with nine of the ten Convenience Foods businesses growing at or above market growth rates. Against this background, we are confident that we will deliver a good performance for the full year."

For further information, please contact:

David Dilger, Chief Executive	**Tel:**	+353 1 605 1045
Patrick Coveney, Chief Financial Officer	**Tel:**	+353 1 605 1018
Eoin Tonge, Group Capital Markets Director	**Tel:**	+353 1 605 1036
Billy Murphy, Drury Communications	**Tel:**	+353 1 260 5000
Mark Garraway, College Hill	**Tel:**	+44 207 457 2020

SUMMARY

The half year under review has been a critical period in the evolution of Greencore. The decision to exit sugar processing in Ireland means that Greencore is now completing its transition from a predominantly agri-business entity into a convenience foods company. The Convenience Foods division continues to perform well, driven by:

- leading positions in the categories and segments where we compete, with nine of our ten businesses growing at or above market growth rates;
- a relentless focus on Total Lowest Cost ("TLC"), driving more than 2% per annum of real operational cost reduction;
- broad channel exposure, with successful integration of Oldfields helping to drive more than 30% of our revenues in the first half of FY06 outside of the 'multiple channel';
- excellent product development and mix management, with almost 40% of our products now less than one year old; and
- an emerging set of licensed brands which, over time, will become more central to our business.

The division delivered a solid financial performance with turnover up 8.1% to €442m and operating profits up 2.2% to €30.3m. This profit growth was achieved against a very strong comparative period – a period in which profits were substantially enhanced by a short-term contract to supply a competitor following a fire at one of their facilities.

In the six months under review, our Ingredients, Agribusiness and Related Property division has been subjected to unprecedented challenges. The competitive pricing behaviour throughout the European sugar industry which preceded the implementation of the new EU sugar regime significantly reduced Greencore Sugar's profitability. Continued over-capacity in European malt markets also placed significant pressures on the division, and we are restructuring our core UK and Irish locations to better position Greencore Malt for this new environment. The cost of this restructuring is included in these accounts. A strong final sugar campaign, good operational performance in our malt facilities and profits from property sales enabled the division to earn profits of €11.8m, a decline of 5.4% from the first half of FY05.

Given the anticipated negative impact of the sugar processing exit on Group operating profit and cashflows in FY06 and FY07 and the importance that the Board continues to place on improving the capital structure of the Group post Sugar, the interim dividend for the current year will be maintained at the prior year level of 5.05 cent.

REVIEW OF OPERATIONS

(1) CONVENIENCE FOODS

The Convenience Foods division has continued to perform well. In a challenging environment, nine of our ten businesses are growing at least as quickly as their markets, operational performance has continued to improve and our key objectives in the areas of Total Lowest Cost, channel diversification and innovation are being achieved. This business performance has delivered solid financial results with sales growth of 8.1% and operating profit growth of 2.2%. Operating margins are at 6.9%. This represents an improvement of 0.6% points on last year's first half margin, but a decline of 0.4% points on the margin from continuing operations in the first half of FY05.

There are two important points of context in comparing the sales, margin and profit levels of the first half of FY06 to the first half of FY05:

- The Group acquired Oldfields in August 2005 and it has been successfully integrated into our sandwich business. We are delighted with the progress and prospects of the business. However, its cost base at acquisition was well above that of our core sandwich business and it will take twelve months to bring these costs in line with our operational best practice and to enable Oldfields to benefit fully from Group synergies.
- Sales and profits in the comparative period were substantially enhanced by our successful response to a fire at a competitor's facility in October 2004. Our Grocery business secured a short-term, but highly profitable, supply contract while that facility was rebuilt. This contract, the benefit of which was earned in the first half of FY05, helped deliver a level of sales and profits well in excess of any previously delivered at our Grocery business. At a Group level, the profit impact of this contract broadly offset the losses incurred at our Pizza business (now discontinued) in the first half of FY05.

These two factors entirely explain the relative fall in percentage margin from continuing operations between the first half of FY06 and the first half of FY05. In the Convenience Foods division, the second half of the year has always been the biggest generator of divisional sales and profit, with categories such as Sandwiches, Quiche, Water, and Chilled Desserts experiencing significant summer uplifts. Against this background, the Board is pleased with the financial performance of Convenience Foods in the first half of FY06. The underlying performance continues to reflect the clear choices Greencore has made on where it competes and the strong capability that it has built across the businesses.

1. Well Chosen Categories

Greencore believes in the fundamental attractiveness of the chilled convenience foods market – it is at the core of our strategy. Growth in this market has improved modestly over the last six months, with annual growth now running at 4.5%. Greencore's success to date has been driven by the specific market, segment and format choices that the Group has made. For example, in Chilled Sauces, where Greencore leads the industry with a 41% market share, annual market growth is now 15%. In Cakes, where the overall market grew at 6%, our two key segments, Celebration Cakes and Christmas Cakes, had growth of 16% and 10%, respectively.

2. Balanced Channel Exposure

Over the last six months, we have further strengthened our non-multiple business, which accounts for more than 30% of Convenience Foods sales. In January, we launched a new business unit, Greencore Food Service, to enable us to better serve the catering sector. It works across our categories to deliver 'integrated solutions' to large food-service customers and has already achieved a number of notable account successes. In addition, the acquisition and integration of Oldfields has significantly enhanced our presence in the coffee shop channel. These two initiatives, along with a sustained focus on the convenience store channel across our business, have driven a 27% increase in non-multiple sales over the first half of FY05.

3. A Commitment to Being the Lowest Cost Competitor

An essential part of Greencore's operating and economic model is our commitment to being the lowest cost competitor. This imperative is as much about culture and leadership as it is about process and efficiency. We currently have over 160 individual TLC initiatives running across the division and continue to deliver operational cost improvements that total in excess of 2% of sales. These efficiency improvements are vital to helping our businesses both to offset input price inflation and to improve terms to our customers.

4. Aggressive Innovation, Especially in the Areas of Premium and Health

Innovation is the lifeblood of this business, delivering excitement to consumers and customers and enabling us to sustain margins in a price deflationary environment. In the 12 months to March 2006, almost 40% of our portfolio comprised products that are less than one year old. In two of our strongest performing categories, Chilled Sauces and Chilled Desserts, the level of new product introductions sits at 81% and 53% of their respective product portfolios.

Health is important to the Group's innovation agenda. Our license agreement with WeightWatchers® has been an important initiative. Greencore launched a range of chilled prepared meals produced under license from WeightWatchers® last summer and is now supplying this range to all major UK and Irish retailers. In less than 12 months, it has grown into a retail brand delivering sales of approximately €25m a year at a margin above that earned in our customer branded prepared meals. Already we have the number one selling individual SKU in the healthy chilled prepared meals category. We have the opportunity to further develop this brand over the next few years.

5. A Decentralised Model that Bestows 'True Ownership' to the Businesses

Greencore businesses 'own' their income statement – that is the 'Greencore way'. This enables our front-line leaders to make the daily trade-offs between commercial, operational and financial demands necessary to drive profit performance. It is a critical organisational choice from which we will not depart.

6. Robust Financial Discipline

Rigorous disciplines on fixed and working capital investments are a core feature of how Greencore operates. We have invested nearly €16m in capital projects in Convenience Foods in the first half of FY06 (122% of depreciation). This spend is tightly managed and focuses on driving efficiency improvement projects, such as the line automation initiatives in Cakes and Sandwiches, or facilitating entry into new market sectors, such as our move into the snack salads market.

These elements continue to drive our business. The Group has also had to deal with three significant market challenges in the period under review:

- **Consumer Health Trends**
  Consumers have become increasingly concerned regarding the wholesomeness of processed food. In particular, this has contributed to a slowdown in the growth of the Prepared Meals category, with category growth now at 4.7% per annum. We have responded with a comprehensive new range of customer branded meals (launched in March 2006), a more wholesome set of ingredients and the development of the WeightWatchers® prepared meals range.

- **A Price Deflationary Retail Environment**
  UK multiples continue to drive retail price deflation across many categories, placing even greater importance on our cost reduction and innovation processes.

- ***Input Price Inflation***
  As expected, energy prices increased further in the first half of FY06. While significant, we have built these increases (which totalled more than €2m in the first half of FY06) into our plans for FY06 and FY07 and continue to manage energy efficiency and energy pricing tightly. Our TLC agenda is critical to enabling us to absorb these increases and to date has been successful.

REVIEW OF OPERATIONS

(2) INGREDIENTS, AGRIBUSINESS AND RELATED PROPERTY

The Ingredients, Agribusiness and Related Property division has been subjected to unprecedented challenges. The new EU sugar regime (which effectively ended the sugar industry in Ireland), the pricing and capacity pressure across EU sugar markets that preceded it, and continued over-capacity in European malt markets, have placed significant pressures on the division. However, a strong final sugar campaign, good operational performance in our malt facilities and a contribution from property sales enabled the division to earn profits of €11.8m, a fall of 5.4% from the first half of FY05.

While the importance of this division as a source of earnings to the Greencore Group will diminish over time, focused and effective management of the Group's property assets, now led centrally at Group Board level, has the potential to create long term value for shareholders.

1. Decision to Exit Sugar Processing

On 15 March 2006, Greencore announced its intention to exit sugar processing. The decision of the EU Council of Ministers in November 2005 effectively brought an end to the sugar industry in Ireland. Greencore had hoped to be able to undertake 'one more campaign' in 2006/2007 but unfortunately, and despite considerable efforts by many parties, it was not feasible to do so. Greencore will not process sugar again, and as determined by the EU sugar regime reform mechanism, the Group intends to renounce its quota and present a restructuring plan to the Irish Government to secure the restructuring aid to which it is entitled.

As detailed in the announcement of 15 March 2006, the financial effects of exiting sugar are severe:

- **Profit Impact**
  Approximately €10m fall in profits in FY06 and an elimination of sugar processing profits thereafter (versus FY05 profits of approximately €25m).
- **Costs of Exit**
  Gross exit costs of €168m (approximately one third of which are cash costs), partially offset by Greencore's legal entitlement to €131m (Present Value equates to €124m) of EU restructuring aid, resulting in an exceptional charge to the first half of FY06 accounts of €44m. Note 3 to the accounts sets out the accounting treatment for the costs and the risks to the receipts and payments arising from the exit.

Greencore has advised the Irish Government of its intention to cease processing and renounce quota. As required by EU regulation, Greencore intends to submit a comprehensive restructuring plan. Under this regulation, this plan needs to be submitted by 31 July 2006, and a decision to approve or reject the Greencore restructuring plan is required from Government by 30 September 2006. All parties are still awaiting the publication of the final EU 'Implementing Rules' which will set out the operational elements that underpin the EU Regulation of 20 February 2006.

In operating terms, our Sugar business has performed well. The final campaign at the reconfigured Mallow factory was very successful. Despite the dramatic falls in EU sugar prices, the morale blow associated with the exit decision and aggressive competition with other suppliers at our core customers, the business has held up well. Greencore Sugar remains committed to serving its customers. It has sufficient stocks of sugar to fully service Irish industrial sugar and retail customers until November 2006 and has now put in place plans to supply these customers for the long term, preserving the value of the Siúcra and McKinney brands.

2. Malt Restructuring

International malt prices reached a low point in the cycle at the end of 2005, driven, in large part, by industry over-capacity. That pricing impact, allied to energy increases of more than 50% year on year, had a negative impact on the profitability of the Group's malt business. During the period, the business benefited from a legal settlement of €4.9m. Last year, we took the step of closing three maltings; this year, the focus is on restructuring our core operations in the UK and Ireland, the net costs of which are €4.6m. This work is ongoing and we believe it will ultimately leave us well placed to benefit from the anticipated improvement in the malt cycle.

3. Property

Greencore has always been involved in trading and developing surplus property assets within the Ingredients and Agribusiness area and still has significant property assets in the UK and Ireland. In

recognition of the potential value of our property assets and the skills needed to access it, all significant property activity is now under the responsibility of the Group Development Director.

FINANCIAL REVIEW

The results have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The Group issued its restatement of its 2005 financial information to IFRS on 5 May 2006. IFRS has resulted in the following key changes to the Group income statement:

- Discontinued operations are now shown as one line item below taxation.
- Pension accounting charges result in the Group recognising current service costs as part of operating profit, with returns on assets and the finance costs of liabilities being recognised in the finance income and finance costs lines, respectively.
- Financial derivatives must be marked-to-market, with most movements in mark-to-market from one period to the next being recognised in the income statement.
- Goodwill is no longer amortised.
- Dividends are no longer recognised until such point as they have been approved.

Group operating profit (pre-exceptional) of €42.1m was in line with the first half of last year. Convenience Foods operating profit grew by 2% to €30.3m. Ingredients, Agribusiness and Related Property operating profit declined by 5.4% to €11.8m. Strong profit after tax growth of 14.3% (to €30.5m) principally reflected the strong positive impact of marking-to-market our trading derivatives within the finance income category. This impact is stripped out of Adjusted EPS of 13.7 cent, an increase of 2.2% over the first half of FY05.

Net debt at 31 March 2006 was €423m (before the impact of marking-to-market our fair value hedges and trading derivatives), an increase of €4m from the comparable March 2005 figure (see Note 7 for fuller explanation). However, this twelve month debt movement reflects approximately €40m of one-off items, which include the cash costs associated with the fundamental restructuring of Greencore Sugar in 2005 and the acquisition costs of Oldfields. The rise in comparable net debt of €24m from September 2005 is principally explained by a seasonal working capital uplift in Sugar that totalled approximately €45m by end March. Importantly, the underlying trajectory of cash generation remains in place.

The Group incurred exceptional charges (net of tax) of €45.7m in the period under review (full details of which are contained in Note 3 to the accounts). This total charge comprises four separate areas:

(i) Sugar: €43.8m (net cost) related to the exit from sugar processing in Ireland.

(ii) Malt: €4.9m (net benefit) from legal settlement; €4.6m (net cost) from restructuring of UK and Irish operations

(iii) Chilled Sauces: €2.0m (net cost) related to the exit from the Chesterfield facility and the consolidation of that business into a single site.

(iv) Foreign Exchange: €0.2m (net cost)

Significant capital investment was made in the period. Capital expenditure amounted to €23.6m, compared to depreciation charges of €19.4m. Of this figure, 67% was invested in Convenience Foods.

The tax charge on continuing operations of €5.1m equates to an effective tax rate of 16% (see Note 8 for fuller explanation).

OUTLOOK

The performance and prospects for Convenience Foods are encouraging; it is the future of Greencore. Despite the fact that FY05 was a strong comparative year, we expect to generate good performance in Convenience Foods this year and believe the division is well positioned for further growth in the years to come.

Market conditions remain difficult for our Ingredients and Agribusiness operations. The guidance we issued in our March 2006 statement on Sugar remains appropriate. Malt remains a challenge but the anticipated upturn in malt prices, which is taking longer to materialise than we had hoped, is expected to assert itself in late FY06 and FY07.

Greencore is successfully completing its transition into a convenience foods company. We are confident that we will deliver a good performance for the full year.

E F Sullivan
7 June 2006

Consolidated Income Statement
for half year ended 31 March 2006

	Notes	Half year to 31 March 2006 (Unaudited) Pre - exceptional €'000	Exceptional €'000	**Total €'000**	Half year to 25 March 2005 (Unaudited) Pre - exceptional €'000	Exceptional €'000	**Total €'000**	Year to 30 September 2005 (Audited) Pre - exceptional €'000	Exceptional €'000	**Total €'000**
Continuing operations	2									
Revenue		658,052	-	**658,052**	630,441	-	**630,441**	1,325,042	-	**1,325,042**
Cost of sales		(464,799)	(9,150)	**(473,949)**	(443,961)	-	**(443,961)**	(930,733)	-	**(930,733)**
Gross profit		193,253	(9,150)	**184,103**	186,480	-	**186,480**	394,309	-	**394,309**
Distribution, administration and other expenses		(151,158)	(37,735)	**(188,893)**	(144,361)	(73,703)	**(218,064)**	(292,356)	(74,255)	**(366,611)**
Profit /(loss) before financing, associates and tax	2	42,095	(46,885)	**(4,790)**	42,119	(73,703)	**(31,584)**	101,953	(74,255)	**27,698**
Finance income	7	24,748	-	**24,748**	16,727	-	**16,727**	33,179	-	**33,179**
Finance costs	7	(32,620)	-	**(32,620)**	(28,754)	-	**(28,754)**	(58,274)	-	**(58,274)**
Share of profit of associates		1,387	-	**1,387**	1,797	-	**1,797**	3,559	-	**3,559**
Profit/(loss) before taxation		35,610	(46,885)	**(11,275)**	31,889	(73,703)	**(41,814)**	80,417	(74,255)	**6,162**
Taxation	8	(5,066)	1,190	**(3,876)**	(4,145)	8,290	**4,145**	(12,412)	8,289	**(4,123)**
Result for the period from continuing operations	3	30,544	(45,695)	**(15,151)**	27,744	(65,413)	**(37,669)**	68,005	(65,966)	**2,039**
Discontinued operations										
Loss from discontinued operations		-	-	-	(1,011)	-	**(1,011)**	(3,643)	(38,263)	**(41,906)**
Result for the financial period		**30,544**	**(45,695)**	**(15,151)**	**26,733**	**(65,413)**	**(38,680)**	**64,362**	**(104,229)**	**(39,867)**
Attributable to:										
Equity shareholders		30,126	(45,695)	**(15,569)**	25,790	(65,413)	**(39,623)**	62,822	(104,229)	**(41,407)**
Minority interests		418	-	**418**	943	-	**943**	1,540	-	**1,540**
		30,544	**(45,695)**	**(15,151)**	**26,733**	**(65,413)**	**(38,680)**	**64,362**	**(104,229)**	**(39,867)**

Earnings per share for the period

	Notes	€ cent	€ cent	€ cent
Continuing operations				
Basic earnings per share	6	(8.0)	(20.1)	0.3
Diluted earnings per share	6	(7.8)	(19.9)	0.3
Discontinued operations				
Basic earnings per share	6	-	(0.5)	(21.7)
Diluted earnings per share	6	-	(0.5)	(21.5)

Consolidated Balance Sheet
as at 31 March 2006

	31 March 2006 (Unaudited) €'000	25 March 2005 (Unaudited) €'000	30 September 2005 (Audited) €'000
ASSETS			
Non-current assets			
Intangible assets	352,989	338,958	353,814
Property, plant and equipment	372,614	492,380	484,595
Investment property	1,052	1,150	1,101
Investments in associates	8,766	5,946	6,012
Financial assets	–	1,783	645
Trade and other receivables	123,699	–	–
Available for sale - financial assets	624	–	–
Retirement benefit assets	38,951	–	6,598
Deferred tax assets	30,420	33,659	34,962
Total non-current assets	**929,115**	**873,876**	**887,727**
Current assets			
Inventories	167,936	187,972	132,981
Trade and other receivables	75,912	92,862	135,460
Cash and cash equivalents	57,110	97,492	74,102
Total current assets	**300,958**	**378,326**	**342,543**
Total assets	**1,230,073**	**1,252,202**	**1,230,270**
EQUITY			
Share capital	125,648	123,841	125,116
Share premium	99,767	93,149	97,489
Other reserves	3,655	2,287	2,574
Retained earnings	(30,094)	(12,686)	(31,685)
	198,976	206,591	193,494
Minority interest	4,713	5,344	4,382
Total equity	**203,689**	**211,935**	**197,876**
LIABILITIES			
Non-current liabilities			
Borrowings	460,998	505,166	473,541
Derivative financial instruments	22,277	–	–
Retirement benefit obligations	68,948	68,290	88,486
Trade and other payables	11,482	7,802	8,836
Government grants	1,439	1,741	1,452
Provisions for other liabilities and charges	16,990	961	14,732
Deferred tax liabilities	49,243	49,115	41,373
Total non-current liabilities	**631,377**	**633,075**	**628,420**
Current liabilities			
Borrowings	3	11,258	325
Derivative financial instruments	1,471	–	–
Trade and other payables	369,901	362,066	375,741
Taxes payable	23,632	33,868	27,908
Total current liabilities	**395,007**	**407,192**	**403,974**
Total liabilities	**1,026,384**	**1,040,267**	**1,032,394**
Total equity and liabilities	**1,230,073**	**1,252,202**	**1,230,270**

Condensed Consolidated Cash Flow Statement
for the half year ended 31 March 2006

	Half year to 31 March 2006 (Unaudited)	Half year to 25 March 2005 (Unaudited)
	€'000	€'000
Cash flows from operating activities		
Operating profit pre-exceptionals	42,095	42,119
Operating profit – discontinued operations	-	(1,404)
Share based compensation charge	259	68
Depreciation (net of grants)	19,437	20,237
Amortisation of intangible assets	623	380
Net exceptional costs	(3,449)	(11,567)
Changes in working capital	(43,078)	(41,156)
Other movements	37	958
Cash generated from operations	15,924	9,635
Finance cost paid	(16,055)	(16,494)
Taxes paid/(received)	628	(123)
Net cash from operating activities	**497**	**(6,982)**
Cash flows from investing activities		
Finance income received	895	869
Dividends received from associates	59	1,835
Acquisitions of intangible fixed assets	(54)	(511)
Purchase of property, plant and equipment	(23,564)	(20,479)
Net cash used in investing activities	**(22,664)**	**(18,286)**
Net cash inflow before financing activities	**(22,167)**	**(25,268)**
Cash flows from financing activities		
Proceeds from the issue of share capital	175	212
Movement in borrowings	12,879	46,342
Repayment of finance lease liabilities	(170)	(166)
Dividends paid to minorities	(87)	(118)
Dividends paid	(7,185)	(8,925)
Net cash used in financing activities	**5,612**	**37,345**
Net increase/(decrease) in cash and cash equivalents in period	**(16,555)**	**12,077**
Cash and cash equivalents at beginning of period	74,102	86,278
Currency translation differences	(437)	(863)
Cash and cash equivalents at end of period	**57,110**	**97,492**

Statement of Changes in Equity

	Share capital	Share premium	Retained earnings & other reserves	Minority interests	Total
	€'000	€'000	€'000	€'000	€'000
Balance at 30 September 2005	125,116	97,489	(29,111)	4,382	**197,876**
*First time adoption adjustments in respect of IAS 39**	–	–	(7,645)	–	**(7,645)**
Restated balance at 1 October 2005	125,116	97,489	(36,756)	4,382	**190,231**
Group defined benefit pension schemes:					
- Actuarial gain	–	–	48,417	–	**48,417**
Loss relating to cash flow hedges	–	–	(354)	–	**(354)**
Currency translation effects	–	–	1,007	–	**1,007**
Fair value available for sale financial assets	–	–	(9)	–	**(9)**
Tax on items taken directly to equity	–	–	(8,581)	–	**(8,581)**
Net income/(expense) recognised in equity	–	–	40,480	–	**40,480**
Loss for the period	–	–	(15,569)	418	**(15,151)**
Total recognised income and expense for the period	**–**	**–**	**24,911**	**418**	**25,329**
Share-based compensation charge	–	–	259	–	**259**
Dividends paid	–	–	(14,853)	(87)	**(14,940)**
Issue of shares	532	2,278	–	–	**2,810**
Balance at 31 March 2006 (unaudited)	**125,648**	**99,767**	**(26,439)**	**4,713**	**203,689**

	Share capital	Share premium	Retained earnings & other reserves	Minority interests	Total
	€'000	€'000	€'000	€'000	€'000
Balance at 24 September 2004	123,647	92,459	60,419	4,519	**281,044**
Group defined benefit pension schemes:					
- Actuarial loss	–	–	(18,479)	–	**(18,479)**
Currency translation effects	–	–	734	–	**734**
Tax on items taken directly to equity	–	–	1,058	–	**1,058**
Net income/(expense) recognised in equity	–	–	(16,687)	–	**(16,687)**
Loss for the period	–	–	(39,623)	943	**(38,680)**
Total recognised income and expense for the period	–	–	(56,310)	943	**(55,367)**
Share-based compensation charge	–	–	68	–	**68**
Dividends paid	–	–	(14,576)	(118)	**(14,694)**
Issue of shares	194	690	–	–	**884**
Balance at 25 March 2005 (unaudited)	**123,841**	**93,149**	**(10,399)**	**5,344**	**211,935**

	Share capital	Share premium	Retained earnings & other reserves	Minority interests	Total
	€'000	€'000	€'000	€'000	€'000
Balance at 24 September 2004	123,647	92,459	60,419	4,519	**281,044**
Group defined benefit pension schemes:					
- Actuarial loss	–	–	(32,622)	–	**(32,622)**
Currency translation effects	–	–	766	–	**766**
Tax on items taken directly to equity	–	–	6,884	–	**6,884**
Net income/(expense) recognised in equity	–	–	(24,972)	–	**(24,972)**
Loss for the period	–	–	(41,407)	1,540	**(39,867)**
Total recognised income and expense for the period	–	–	(66,379)	1,540	**(64,839)**
Share-based compensation charge	–	–	152	–	**152**
Dividends paid	–	–	(24,378)	(1,452)	**(25,830)**
Acquisition of minority interest	–	–	–	(225)	**(225)**
Reissue of own shares	–	–	1,075	–	**1,075**
Issue of shares	1,469	5,030	–	–	**6,499**
Balance at 30 September 2005 (audited)	**125,116**	**97,489**	**(29,111)**	**4,382**	**197,876**

* As disclosed in note 1, the Group deferred the adoption of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' to 1 October 2005.

NOTES
half year ended 31 March 2006

1. Basis of Preparation of Financial Statements under IFRS

This interim statement for the six months ended 31 March 2006 is unaudited and was approved by the board of directors on 6 June 2006.

Greencore Group plc ("the Group") previously prepared its financial statements under Irish/UK GAAP. Following a directive issued by the EU in July 2002, the Group is required to prepare its FY05/06 consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS").

Accordingly, in preparing this interim statement, management has used its best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applied when the Group prepares its first set of financial statements, in accordance with IFRS, being those accounting standards adopted for use in the EU, as of 29 September 2006. The preparation of financial information in conformity with IFRS requires management to make judgements and estimates that impact the application of policies and the reported amounts of assets, liabilities, income and expenses. Estimates and associated assumptions are based on historical experience and all other relevant available information. As a result, this information, while based on management's best knowledge of expected standards and interpretations, current facts and circumstances, may change. For example, IFRS standards and International Financial Reporting Interpretations Committee interpretations are subject to ongoing review and possible amendment or interpretative guidance and, therefore, are still subject to change. Consequently, until the Group prepares its first set of full year financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The Group's first consolidated financial statements prepared in accordance with IFRS will be for the year ended 29th September 2006. Consequently, the comparative figures for 2005 have been restated in accordance with IFRS, with the exception of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' which have been applied prospectively from 1 October 2005, as permitted by IFRS 1 'First-time Adoption of IFRS'.

The accounting policies followed in this interim statement are consistent with those published by the Group on 5 May 2006 as part of the Greencore Group restatement of financial information under IFRS, a copy of which is available on the Group website at www.greencore.com.

2. Segmental Reporting

The Group's primary reporting segment, for which more detailed disclosures are made, is by class of business. The Group has two primary reporting segments: (i) Convenience Foods and (ii) Ingredients, Agribusiness & Related Properties.

	Revenue – half year		Operating profit – half year	
	2006	2005	2006	2005
	€'000	€'000	€'000	€'000
Continuing				
Convenience Foods	441,694	408,444	30,341	29,688
Ingredients, Agri & Related Properties	216,358	221,997	11,754	12,431
Discontinued				
Convenience Foods	-	38,889	-	(1,404)
Total Group	658,052	669,330	42,095	40,715

3. Exceptional Items

Exceptional items are those that, in management's judgement, need to be disclosed by virtue of their size or incidence. Such items are included within the income statement caption to which they relate and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated income statement. IAS 1 'Presentation of Financial Statements' includes restructuring and litigation settlements as items which would give rise to separate disclosure.

The Group reports the following exceptional items (net of tax):

	2006 €'000	2005 €'000
Fundamental reorganisation of Greencore Sugar	-	(66,010)
Exit from sugar processing	(43,753)	-
Chilled Sauce business restructuring	(2,069)	-
Malt business restructuring	(4,643)	
Malt legal settlement	4,930	-
Gain/(loss) on foreign exchange	(160)	597
	(45,695)	(65,413)

(a) Fundamental reorganisation of Greencore Sugar & exit from sugar processing

In January 2005, the Group announced its decision to consolidate all sugar processing at Mallow and to close the Carlow facility. The Carlow facility was closed during FY05.

In March 2006, Greencore announced its intention to exit sugar processing entirely, renounce its quota and apply for the EU restructuring aid which is available under the Council Regulation (EC) No 320/2006 ("the Regulation"). The total EU restructuring aid available for the sugar quota renounced by Greencore is €146m. The Regulation sets out that at least 10% of the total €146m of restructuring aid shall be reserved for growers of sugar beet and machinery contractors, principally in respect of redundant machinery. After consultation of the interested parties, the Member State shall determine if this percentage is to be increased, provided that an economically sound balance between the elements of the restructuring plan (to be submitted by Greencore) is ensured.

Given the Member State's role in determining the amount of restructuring aid, there is a risk to the level of aid that Greencore will finally receive. If Greencore received a lower amount to that recognised in these accounts, it would take a charge in its income statement for the shortfall between the amount received and the amount now recognised in its accounts. Similarly, should the ultimate tax treatment of this matter differ from our current estimate (based on professional advice), or should the final costs of exiting sugar processing differ from current estimates, such financial impacts will be dealt with in the income statement.

The Greencore Board, having taken independent legal, economic and financial advice has determined that it is entitled to 90% of the restructuring aid and has recognised a receivable of €124 million (the present value equivalent of €131 million) in the accounts for the half year ended 31 March 2006.

The current year exceptional loss represents the net cost (after taking account of the above-mentioned restructuring aid) of the decision to exit sugar processing in Ireland.

(b) Chilled Sauces business restructuring

Following a strategic review at Greencore Chilled Sauces, a decision was made to consolidate all chilled sauce manufacturing at the Bristol facility and to close the Chesterfield factory. The current year exceptional loss represents the costs associated with this decision.

(c) Malt business restructuring

Following on from the closure of three maltings during 2005, Greencore Malt is now focused on restructuring its core operations in both Ireland and the UK. The current year exceptional loss represents the costs associated with this business restructuring.

(d) Legal settlement

The Group settled an outstanding claim related to Greencore Malt at €4.9m (net of costs).

(e) Gain/(loss) on foreign exchange

Under IFRS, an intra-group monetary asset (or liability), whether short-term or long-term, cannot be eliminated against the corresponding intra-group liability (or asset) without showing the results of currency fluctuations in the consolidated income statement, unless the exchange differences arise on a monetary item that forms part of a net investment in a foreign operation. The financial impact of this requirement is an additional pre-tax loss of €0.160m for the half year ended 31 March 2006 (gain of €0.597m for H1 2005).

4. Related Party Transaction

During the period, the Group disposed of a property to its associate, Odlum Group. A profit of €3.7m was recognised on this disposal, being the portion of the gain on disposal realised as a result of this transaction.

5. Dividends

An interim dividend of 5.05 cent (2005: 5.05 cent) per share is payable on 5 October 2006 to the shareholders on the Register of Members as of 16 June 2006. The ordinary shares will be quoted ex-dividend from 14 June 2006. The dividend will be subject to dividend withholding tax, although certain classes of shareholders may qualify for exemption.

The liability in respect of this interim dividend is not recognised in the balance sheet of the Group for the half year ended 31 March 2006 because the interim dividend had not been approved at this balance sheet date (but was subsequently declared by the directors of the Company).

6. Earnings per Ordinary Share

The calculation of the Group's earnings per ordinary share for continuing operations is based on a loss of €15.6m (H1 2005: loss of €38.6m; full year 2005: profit of €0.5m) and on 195.5m ordinary shares (H1 2005: 192.3m; full year 2005: 193.3m) being the weighted average number of ordinary shares in issue in the period. The calculation of earnings per ordinary share from discontinued operations is based on a loss of €1.0m for the period ended 25 March 2005 and a loss of €41.9m for the year ended 30 September 2005.

The calculation of the diluted earnings per ordinary share for continuing operations is based on a loss of €15.3m (H1 2005: loss of €38.6m; full year 2005: profit of €0.6m) and on 197.2m ordinary shares (H1 2005: 193.4m; full year 2005: 194.7m) being the weighted average number of ordinary shares in issue in the period. The calculation of diluted earnings per ordinary share from discontinued operations is based on a loss of €1.0m for the period ended 25 March 2005 and a loss of €41.9m for the year ended 30 September 2005.

The Group's adjusted earnings per share is after the elimination of the exceptional items reported in note 3 and the mark-to-market of all derivatives which do not form part of a hedging relationship, as defined by IAS 39 'Financial Instruments: Recognition and Measurement' (i.e. trading derivatives).

The calculation of adjusted earnings per ordinary share is based on a pre-exceptional profit of €30.1m (H1 2005: €25.8m; full year 2005 €62.8m) adjusted for a gain of €3.4m recognised on trading derivatives (H1 2005: nil; full year 2005: nil). The weighted average number of ordinary shares in issue during the period was 195.5m (H1 2005: 192.3m; full year 2005: 193.3m).

	Half year 2006 cent	Half year 2005 cent	Full year 2005 cent
Adjusted EPS	13.7	13.4	32.5

7. Components of Net Debt and Financing

Net Debt	Half year 2006 €'000	Half year 2005 €'000
Current assets		
Cash and cash equivalents	57,110	97,492
Current liabilities		
Borrowings	(3)	(11,258)
Non-current liabilities		
Borrowings before fair value adjustment	(480,420)	(505,166)
Comparable net debt	(423,313)	(418,932)
Derivative financial instruments (current liabilities)	(1,064)	N/a
Borrowings – fair value adjustment (non-current liabilities)	19,422	N/a
Derivative financial instruments (non-current liabilities)	(22,277)	N/a
	(427,232)	N/a

Finance Costs		
Net finance costs on interest bearing cash and cash equivalents and borrowings	(15,202)	(14,810)
Net pension financing credit	3,749	2,783
Change in fair value of derivatives	3,581	-
	(7,872)	(12,027)
Analysed as:		
Finance income	24,748	16,727
Finance costs	(32,620)	(28,754)
	(7,872)	(12,027)

8. Effective Tax Rate

The tax charge on pre-exceptional continuing operations of €5.1m equates to an effective tax rate of 16% (on trading income excluding the impact of marking-to-market of financial derivatives).

9. Information

The interim statement is being sent to registered shareholders by post or electronically to those who have elected for the Electronic Shareholder Communications Option.

Copies are also available from the Company's registered office at St Stephen's Green House, Earlsfort Terrace, Dublin 2, Ireland, and from its registrar, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland. The statement will also be available on the Company's website at www.greencore.com.